FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number            0-16174

__1__

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

Teva Completes Acquisition of Bentley Pharmaceuticals

-Teva Gains a Strong Platform to Become a Leading Player in Spain -

Jerusalem, Israel, July 23, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has completed its acquisition of Bentley Pharmaceuticals, Inc. (NYSE: BNT), which will operate in Spain under the Teva name.  At closing, Bentley consisted solely of its generic pharmaceutical operations, following the spin-off of its drug delivery business to its stockholders on June 30, 2008.  The aggregate purchase price paid by Teva was approximately $360 million in cash, or approximately $14.82 per Bentley share.

As one of the fastest growing markets in Europe, Spain was identified as a target market in the Company's 5-year strategic plan.  This acquisition is expected to provide Teva with a platform to capture a leading position in the Spanish generics market.  As previously announced, Teva expects that the acquisition will become accretive within 12 months of closing.

Bentley manufactures and markets a portfolio of approximately 130 pharmaceutical products in various dosages and strengths, as both branded generic and generic products, to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union. These efforts are supported by finished dosage and active pharmaceutical ingredient manufacturing facilities. Bentley's generic pharmaceutical operations generated revenues of approximately $114 million for the year ended December 31, 2007.

Teva initially established a presence in Spain in 2004.  Since then, TEVA Genericos Espanola, S.L. has introduced more than 60 products targeted both to hospitals and pharmacies. Teva is currently the fourth largest generic company in Spain in the hospital market. Teva, through the combination of its existing operations in Spain and Bentley`s operations, will offer the Spanish market over 170 products (in approximately 465 presentations) and will have over 45 products pending generic product registrations.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva`s sales are in North America and Western Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to integrate Bentley`s operations with its own operations and achieve expected synergies, the diversion of management time on merger-related issues, Teva's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, Famvir® and Protonix®, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: July 23, 2008

__2__